UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.______)

International Pharmacy Outlets Inc.
(Exact Name of Issuer as Specified in its Charter)

PREFERRED STOCK SERIES C
(Title of Class of Securities)

460168 107
(CUSIP Number)

Berkshire (Biotechnology) Holding Corporation
20509 Meeting Street
Boca Raton Florida 33434
561-558-9599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 460168 107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Berkshire (Biotechnology) Holding Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ..........................................................................................................................
(b) ..........................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ..................

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

        200,000,000
__________________________________________________________________________________
8.     Shared Voting Power

        N/A

__________________________________________________________________________________
9.     Sole Dispositive Power

        40,000,000
__________________________________________________________________________________
10.   Shared Dispositive Power

N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person N/A

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) N/A

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

INTERNATIONAL PHARMACY OUTLETS INC (NEVADA)
20509 MEETING STREET BOCA RATON FLORIDA 33434

PAUL R TAYLOR
PRESIDENT, CEO, SECRETARY

PREFERRED STOCK SERIES 'C' CLASS

Item 2. Identity and Background

(a)	Berkshire Biotechnology Holding Corporation (Texas)

(b)	20509 Meeting Street, Boca Raton, Florida 33434

(c)	Paul Taylor CEO, DIRECTOR

(d)	No Convictions

(e)	No Proceedings

(f)	Texas Corporation

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

Corporate Control Declaration

Change of Common Authorized to 100,000,000
Change in Par Value Designation to $0.0001

Item 5. Interest in Securities of the Issuer

Declaration of Ownership of 20 Shares of Preferred Series C International Pharmacy Outlets Inc (Nevada) Equal to (I) 200,000,000 Voting Rights and (Ii) 40,000,000 Shares of Conversion Rights
Approximate International Pharmacy Outlets Inc (Nevada) (IPCY)common Shares Issued and Oustanding 32,000,000

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

N/A

Item 7. Material to be Filed as Exhibits.

Exhibit A - Plan of Acquisition and Reorganization

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2004 By: /s/ Paul Taylor Name: Paul Taylor Title: CEO

Exhibit A

PLAN OF ACQUISITION AND REORGANIZATION

By Which

Berkshire (Biotechnology) Holding Corporation
(Formally Acquis Europa Corp)
(a Texas corporation)

Shall Acquire;

IPO Holding Company Inc.,
(A Nevada Corporation)

This Plan of Reorganization and Acquisition is made and dated, Thursday, July 22, 2004 by and between the above referenced corporations.

1.     The Parties to this Plan

(1.1)     Berkshire Holding Corporation (“BERKSHIRE”), (800161714) a Texas Corporation, whose registered office is 800 Brazos, Austin Texas 78701.

(1.2)     IPO Holding Company Inc., (“IPOH”) (C23111-2003) a Nevada Corporation whose registered office is 4593 Rancho Hills Drive, Las Vegas NV 89119.

2.     The Capital of the Parties:

(2.1)     The Capital of IPOH consists of 20,000,000 shares of common authorized, of which 10,000 shares are $0.001 par value and 10,000 shares are Zero Par. 20,000 shares are issued and outstanding prior to the closing of this Acquisition. Zero Preferred Shares are authorized, issued & outstanding.

(2.2)     The Capital of BERKSHIRE consists of 500,000,000 shares of common voting stock of $0.0001 par value authorized, of which 3,000,000 common shares are issued and outstanding.

(2.3)     Preferred Capital of Berkshire consists of four series of Preferred shares — A, B, C Series Par $0.0001 20,000,000 authorized in aggregate, and Series D authorized 5,000,000 Par value $0.01, of which Zero shares of Preferred Series A,B,C & D are issued and outstanding

3.     Plan of Reorganization and Acquisition. Subject to the terms and conditions of this Plan of Reorganization and Acquisition, BERKSHIRE (Texas) and IPOH (Nevada) shall be reorganized, such that BERKSHIRE shall acquire IPOH, and IPOH shall become a wholly-owned subsidiary of BERKSHIRE.

4.     Conditions Precedent.

(4.1)     The Boards of Directors of both Corporations respectively shall have determined that it is advisable and in the best interests of each of them and both of them to proceed with the acquisition by the Public Corporation, in accordance with IRS §354 and 368. These U.S. tax provisions provide generally that no gain or loss be recognized from a statutory reorganization.

(4.2)     The Shareholders of both Corporations respectively shall have approved the acquisition and this agreement, and each shall have been approved and adopted by the Board of Directors of in a manner consistent with the laws of its Jurisdiction and its constituent documents.

(4.3)     Each party shall have furnished to the other party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction. If either party determines that there is a reason not to complete this Plan of Reorganization as a result of their due diligence examination, then they must give written notice to the other party prior to the expiration of the due diligence examination period. The Due Diligence period, for purposes of this paragraph, shall expire on a date determined by the parties;

(4.4)     The rights of dissenting shareholders, if any, of each party shall have been satisfied and the Board of Directors of each party shall have determined to proceed with this Plan of Reorganization and Acquisition.(4.5) All of the terms, covenants and conditions of this Plan of Reorganization and Acquisition to be complied with or performed by each party for Closing shall have been complied with, performed or waived in writing; and

(4.6)     The representations and warranties of the parties, contained in this Plan of Reorganization and Acquisition, as herein contemplated, except as amended, altered or waived by the parties in writing, shall be true and correct in all material respects at the Closing Date with the same force and effect as if such representations and warranties are made at and as of such time; and each party shall provide the other with a corporate certificate, of a director of each party, dated the Closing Date, to the effect, that all conditions precedent have been met, and that all representations and warranties of such party are true and correct as of that date. The form and substance of each party’s certification shall be in form reasonably satisfactory to the other.

(4.7)     Each Corporation hereby represents and warrants that the foregoing recitals are true, correct and accurate.

5.     Termination. This Plan of Reorganization and Acquisition may be terminated at any time prior to closing, whether before or after approval by the shareholders of either or both; (i) by mutual consent; or (ii) by either party if the other is unable to meet the specific conditions precedent applicable to its performance within a reasonable time; or (iii) by either or both if holders of a sufficient number of securities exercises dissenters’ rights such that to complete the transaction herein contemplated would create undue financial difficulty upon either or both. In the event that termination of this Plan of Reorganization and Acquisition by either or both, as provided above, this Plan of Reorganization and Acquisition shall forthwith become void and there shall be no liability on the part of either party or their respective officers and directors.

6.     Conversion of Outstanding IPOH Shares to BERKSHIRE shares.

(6.1)     Each and every share of common and preferred unissued shares of IPOH held in treasury shall be cancelled.

(6.2)     Each One common issued share of IPOH shall be exchanged for One (1) share of BERKSHIRE common stock duly and validly issued, fully paid and non-assessable to or for the shareholders of IPOH. BERKSHIRE common stock means that such shares shall be “Restricted Securities” as defined in Rule 144(a), as promulgated by the Securities and Exchange Commission, of the United States, pursuant to §3(b) of the Securities Act of 1933. The shares converted to BERKSHIRE common shares shall be issued in reliance on §4(2) of the Act,

The following issues of BERKSHIRE Common will be the evidence of the closed transaction pursuant to the Plan of Reorganization and Acquisition;

	IPOH - $0.001 Par	IPOH-$0.00 Par	BERKSHIRE
Scintalla Inc* -	1,665	1,666	3,331
IndriV111*	1,666	1,666	3,332
Z3 Ltd	1,667	1,667	3,334
Serv' De Red Ltd	1,667	1,667	3,334
Blue Heron Ltd	1,667	1,667	3,334
Simon Shaw Esq	1,667	1,667	3,334

*Scintalla Inc owns 1,000,000 shares of Berkshire Common Share prior to this Plan of Reorganization and Acquisition

* IndriV111 Ltd owns 1,000,000 shares of Berkshire Common Share prior to this Plan of Reorganization and Acquisition

* Compliance Resource Group Inc. owns 1,000,000 shares of Berkshire Common Share prior to this Plan of Reorganization and Acquisition

Upon the Closing of this Plan of Reorganization and Acquisition Berkshire will have 3,019,999 common shares issued and outstanding.

(6.3)     Registration Rights there are no existing rights of any existing or prospective shareholders for Demand or Piggyback Registration of any securities of either party; nor contractual or other restrictions upon the rights of the issuer or any person to seek to register securities for sale, resale or as a class of securities for trading on NYSE, AMEX, NASDAQ, OTC BB OR PINK SHEETS or any recognized US stock exchange; except and unless provided for expressly in this Plan of Reorganization and Acquisition.

7.     Surviving Corporations. Both corporations shall survive the Reorganization herein contemplated and shall continue to be governed by the laws of its respective State of Incorporation.

(7.1)     Surviving Articles of Incorporation: the Articles of Incorporation of both corporations remain in full force and effect, unchanged.

(7.2)     Surviving By-Laws: the By-Laws of both corporations shall have been adopted or amended in form approved by IPOH, before Closing, and such By-Laws, as so adopted or amended, shall then remain in full force and effect, unchanged, by this Acquisition. If IPOH shall not have adopted By-Laws, then the By-Laws of BERKSHIRE shall be deemed adopted, until amended.

8.     Rights of Dissenting Shareholders: The rights, if any, of dissenting shareholders shall be determined as follows:

(8.1)     Before Closing: Before Closing, as hereafter defined, each of the corporations shall be responsible for the rights of its own dissenting shareholders. Each party shall be responsible for the handling of rights of its dissenting shareholders, if any. Either party shall have the right to terminate this Plan of Reorganization and Acquisition if holders of a sufficient number of its shareholders exercise their lawful dissenters rights such that to complete the transactions herein contemplated would create undue burden upon it. Such determination shall be made by the Board of Directors of such party, in their sole discretion, acting reasonably.

(8.2)     After Closing: After Closing, the Parent Company shall be the entity responsible for the rights of dissenting shareholders.

(8.3)     Appointment of Agents. The Secretaries of State of the State of each party’s domicile shall be appointed as agents for service of process for the shareholders of the corporations within their jurisdictions, or formerly within their jurisdictions, to whatever extent may be required by the laws of either State.

9.     Closing. Subject to the terms and conditions of this Plan of Reorganization and Acquisition, upon closing the transaction, the following events and transactions (“the Closing”) will occur.

(9.1)     BERKSHIRE shall acquire IPOH pursuant to the laws of their respective states, together with all of the property, right and interest of IPOH and be subject to all the debts, liabilities and obligations of IPOH, and BERKSHIRE shall continue as the ““Parent Corporation”.

(9.2)     The name of BERKSHIRE shall remain the Parents Name.

(9.3)     Until changed pursuant to the laws of Texas, the registered agent and registered office of BERKSHIRE shall be as stated in the Articles of Incorporation, or as then in force.

(9.4)     Omitted.

(9.5)     After Closing. The following events and transactions will occur immediately or shortly after Closing, and are deemed by the parties to be an integral part of the Closing process, and material to this agreement:

(9.6)     Subject to the uniform, customary principles, endorsed in the laws of Texas, to the effect that the governance of the corporation be vested in the Board of Directors, and subject to the right and duty of BERKSHIRE ‘s duly appointed Board of Directors to make independent judgment as to all matters of corporate governance; the parties intend that the existing Director or Directors of the resulting and Parent corporation shall, forthwith upon Closing, prepare such transitional corporate minutes and documents as are necessary and reasonably required to complete and effectuate the transition in a proper and business-like manner.

(9.7)     Unless instructed otherwise in writing before Closing, or immediately following Closing, by IPOH, such transitional minutes and documents shall provide, among other matters:

First, for the nomination of and appointment of additional BERKSHIRE directors, as indicated, and the retirement and resignation of the existing directors, if any, and the recital and signature of the duly appointed director, to the effect that he shall have accepted his appointment and taken office immediately;

Second, for the designation or re-designation of auditors for BERKSHIRE such appointment to continue until such time as their successor may be appointed pursuant to applicable laws;

Third, for the designation of Madison Stock Transfer Inc., unless otherwise determined by the Board of Directors of BERKSHIRE, as the Certificate and Transfer Agency of BERKSHIRE;

Fourth, that fiscal year-end of BERKSHIRE shall be and remain December 31, unless otherwise determined by the Board of Directors of BERKSHIRE;

Fifth, that the Officers be empowered and directed to issue common shares of BERKSHIRE for shares of IPOH to be exchanged; unless such issuance has been made previously;

10.     Articles of Share Exchange. The Directors of BERKSHIRE shall, forthwith upon Closing, prepare and file Articles of Share Exchange with this Plan of Reorganization and Acquisition with the Secretary of State of Texas and Nevada.

11.     Closing/Effective Date: The Reorganization and Acquisition contemplated by this Agreement shall Close and become effective on the following dates: the Closing Date, shall be determined by the Boards of Directors of BERKSHIRE and IPOH, in the manner provided by the laws of places of incorporation and consistent with the constituent corporate documents of each party, upon the satisfaction or waiver of all of the conditions precedent hereinbefore or hereinafter after set forth; the Effective Date shall be the date of filing the Articles of Share Exchange with the Secretary of State of Texas.

12.     Mutual Express Covenants:

(12.1)     Further Assurances: The Directors of each Corporation shall and will execute and deliver any and all necessary documents, acknowledgments and assurances and do all things proper to confirm or acknowledge any and all rights, titles and interests created or confirmed herein. Specifically, and without limitation: each party covenants to use all reasonable efforts to obtain all consents, approvals and waivers, including the approval of its directors and security holders, that may be necessary or desirable in order to complete the transactions contemplated herein; take such other measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated herein; afford to the other parties hereto, and their financial and legal advisors, reasonable access during normal business hours, to the management, properties, books, contracts, commitments and records of such party and to allow the other party hereto and their advisors to perform an examination of the financial condition, business, affairs, property and assets of the party and during such period, shall promptly furnish to the other party hereto, a copy of all information concerning its business, properties and personnel as the other party hereto may reasonably request; and use all reasonable efforts to cause each of the conditions precedent set forth in this Plan of Reorganization and Acquisition to be completed or complied with on or before Closing, and to complete the actions following Closing necessary to make the Closing effective.

(12.2)     Good Faith and Fair Dealing: Each Corporation covenants hereby to deal with each other and each others shareholders fairly and in good faith, in all matters related to this Agreement and the events and transactions contemplated by it.

(12.3)     Executory Period before Closing: Each Corporation agrees with the other that it will not, during the “executory period” after the making of this Agreement and until Closing: allot or issue any shares of its capital or enter into any agreement granting the right, by conversion, exchange or otherwise, to acquire any of its un-issued capital, except as contemplated herein; declare any dividends; sell all or any part of its assets, or otherwise enter into any transactions or negotiations which could reasonably be expected to interfere with or be inconsistent with the consummation of this Plan of Reorganization and Acquisition; amend or alter its constituent documents except as contemplated herein; or engage in any business, enterprise or activity materially different from that carried on by it at the date of this Plan of Reorganization and Acquisition or enter into any transaction or incur any obligation, expenditure or liability other than in the ordinary course of business, as presently conducted.

13.     General Mutual Representations and Warranties. The purpose and general import of the Mutual Representations and Warranties are that each party has made appropriate full disclosure to the others, that no material information has been withheld, and that the information exchanged is or shall be accurate, true and correct. Each Corporation acknowledges and confirms that it is relying on such representations and warranties in connection with this Plan of Reorganization and Acquisition:

(13.1)     Organization and Qualification. Each Corporation warrants and represents that it is duly organized and in good standing, and is duly qualified to conduct any business it may be conducting, as required by law or local ordinance.

(13.2)     Corporate Authority. Each Corporation warrants and represents that it has Corporate Authority, under the laws of its jurisdiction and its constituent documents, to enter into this Agreement and to complete the transactions contemplated hereby.

(13.3)     Ownership of Assets and Property. Each Corporation warrants and represents that it is duly incorporated and organized and validly subsisting and in good standing under the laws of its respective jurisdiction and has the corporate power and authority to own or lease its assets as now owned or leased and to carry on its business as now carried on and holds all necessary federal, state and municipal governmental licenses, permits and authorizations in connection therewith, except for those where the failure to hold such licenses, permits and authorizations would not have a material adverse effect on the business, prospects, property, financial condition or results of its operations. Each Corporation has lawful title and ownership of its property as reported to the other, and as disclosed in its financial statements.

(13.4)     Current Compliance. To the best of each Corporation’s knowledge, it is in compliance with all applicable governmental laws, by-laws, regulations and orders material to its corporate existence, operations and properties.

(13.5)     Absence of Certain Changes or Events. Each Corporation warrants and represents that there are and shall be at Closing no material changes of circumstances or events which have not been fully disclosed to the other party, and which, if different than previously disclosed in writing shall have been disclosed in writing as current as is reasonably practicable. Certain financial statements have been exchanged between the parties, and others shall have been exchanged before Closing. All such financial statements together with the notes thereto present, and shall present fairly, the financial position of such corporation as of its respective date, and have been, or shall have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except that the unaudited financial statements may or may not contain notes and are subject to year-end adjustments). To the best of each party’s respective knowledge, there have been no changes n the condition, financial or otherwise, or in the results of operations of either corporation which have had or may reasonably be expected to have a material adverse effect on the business, prospects, property, financial condition or results of operations of either. Neither Corporation has declared or paid any dividends or otherwise made any distribution of any kind or nature to any of its shareholders or has any material liabilities, debts or obligations, whether accrued, absolute or contingent, which have not been otherwise disclosed, or which shall not have been disclosed to the other.

(13.6)     Litigation and Enforcements. There are no legal, arbitrable, governmental or other actions, proceedings or investigations pending or threatened against or otherwise affecting either Corporation or any of its assets, and to the best of each corporation’s knowledge there has been no event or events which have occurred that could give rise to any such material action, proceeding or investigation. Each Corporation warrants and represents that there are no legal proceedings, administrative or regulatory proceedings, pending or suspected, which have not been fully disclosed in writing to the other.

(13.7)     Absence of Undisclosed Liabilities. Each Corporation warrants and represents specifically that it has and shall have no material liabilities which have not been disclosed to the other, in the financial statements or otherwise in writing, before the Acquisition. “Undisclosed Liabilities”, as used herein, includes without limitation, contingent liabilities of any kind or sort, including without limitation, employment contracts, and corporate guaranties;

(13.8)     No Breach of Other Agreements. Each Corporation warrants and represents that this Agreement, and the faithful performance of this agreement, will not cause any breach of any other existing agreement, or any covenant, consent decree, or undertaking by either, not disclosed to the other. Neither the execution and delivery of this Plan of Reorganization and Acquisition, the consummation of the transactions herein contemplated nor the fulfillment of or compliance with the terms and provisions hereof or thereof will (i) result in or constitute a material default under, its articles or by-laws or any material agreement to which its is a party, (ii) constitute an event which would permit any party to any material agreement with it, to terminate such agreement or to accelerate the maturity of any indebtedness of it or other obligation of it, or (iii) result in the creation or imposition of any encumbrance upon its Shares or any of its assets.

(13.9)     Capital Stock. Each Company warrants and represents that the issued and outstanding shares and all shares of capital stock of such corporation, is as detailed herein, that all such shares are in fact issued and outstanding, duly and validly issued, were issued as and are fully paid and non-assessable shares, and that, other than as represented in writing, there are no other securities, options, warrants or rights outstanding, to acquire further shares of such Corporation, except as mutually disclosed, represented and warranted in Article I, Part B, hereinabove.

(13.10)     Brokers’ or Finder’s Fees. Each Corporation warrants and represents that is aware of no claims for brokers’ fees, or finders’ fees, or other commissions or fees, by any person not disclosed to the other, which would become, if valid, an obligation of either company.

14.     Miscellaneous Provisions

(14.1)     At the Closing Date, their shall be no undisclosed changes from that reflected in the financial and other statements exchanged by the parties.

(14.2)     Except as required by law, no party shall provide any information concerning the Acquisition or any aspect of the transactions contemplated by this Agreement to anyone other than their respective officers, employees and representatives without the prior written consent of the other parties hereto. The aforesaid obligations shall terminate on the earlier to occur of (a) the Closing, or (b) the date by which any party is required under its articles or bylaws or as required by law, to provide specific disclosure of such transactions to its shareholders, governmental agencies or other third parties. In the event that the transaction does not close, each party will return all confidential information furnished in confidence to the other.

(14.3)     This Agreement may be executed simultaneously in two or more counterpart originals. The parties can and may rely upon facsimile signatures as binding under this Agreement, however, the parties agree to forward original signatures to the other parties as soon as practicable after the facsimile signatures have been delivered.

(14.4)     The Parties to this agreement have no wish to engage in costly or lengthy litigation with each other. Accordingly, any and all disputes which the parties cannot resolve by agreement or mediation, shall be submitted to binding arbitration under the rules and auspices of the American Arbitration Association, as a further incentive to avoid disputes, each party shall bear its own costs, with respect thereto, and with respect to any proceedings in any court brought to enforce or overturn any arbitration award. This provision is expressly intended to discourage litigation and to encourage orderly, timely and economical resolution of any disputes which may occur.

(14.5)     If any provision of this Agreement or the application thereof to any person or situation shall be held invalid or unenforceable, the remainder of the Agreement and the application of such provision to other persons or situations shall not be affected thereby but shall continue valid and enforceable to the fullest extent permitted by law.

(14.6)     No waiver by any party of any occurrence or provision hereof shall be deemed a waiver of any other occurrence or provision.

(14.7)     The parties acknowledge that both they and their counsel have reviewed and revised this agreement and that the normal rule of construction shall not be applied to cause the resolution of any ambiguities against any party presumptively. The Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

This Plan of Reorganization and Acquisition is executed on behalf of each Company by its duly authorized representatives, and attested to, pursuant to the laws of its respective place of incorporation and in accordance with its constituent documents.

Berkshire (Biotechnology) Holding Corporation
(a Texas corporation)

By /s/________

_________________________
President & Managing Director

Paul Taylor

IPO Holding Company Inc.,
(a Nevada corporation)

By /s/________

Brian Niessen
Director & Company Treasurer